Touchstone Bancshares, Inc.

3740 Davinci Court, Suite 150

Norcross, Georgia, 30092

August 27, 2007

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: William Friar

Re:	Touchstone Bancshares, Inc. Registration Statement on Form SB-2 File No. 333-143840

Dear Mr. Friar:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby requests that the acceleration date of the above-referenced Registration Statement on Form SB-2 be accelerated so that it will become effective at 4:00pm on Wednesday, August 29, 2007, or as soon as practicable thereafter. In addition, on behalf of the company, the undersigned president and chief executive officer acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Touchstone Bancshares, Inc.

By:	/s/ William R. Short
William R. Short President and Chief Executive Officer